Exhibit 99.1

ChowChow Cloud International Holdings Limited Provides Response to Unusual Market Action

Singapore, August 28, 2026 /PRNewswire/ — ChowChow Cloud International Holdings Limited (“Chowchow”, the “Company”) (NYSE American: CHOW) announced today that the Company had become aware of unusual trading activity in its ordinary shares on the NYSE American LLC (the “NYSE American”) on August 12, 2026 and August 27, 2026. The Company is issuing this press release pursuant to Section 401(d) of the NYSE American Company Guide. The Company has made inquiries and has been unable to determine whether corrective actions are appropriate at this time. The Company is further announcing that there has been no material development in its business and affairs not previously disclosed or, to its knowledge, any other reason to account for the unusual market action.

About ChowChow Cloud International Holdings Limited

ChowChow Cloud is a pioneer in providing one-stop cloud solutions that support companies across the IT industry value chain throughout their entire cloud transformation journey from consulting, deployment and migration to cloud environment building and management. ChowChow Cloud was founded in December 2014 by a group of passionate and experienced professionals, who envisioned the potential of cloud technology to transform the way businesses of various sizes operate. Recognizing the growing need for digitization and the benefits that cloud technology could bring to businesses, ChowChow Cloud’s founders set out to create a company that would bridge the gap between cloud services providers and companies who seek to move to the cloud.

Forward-looking Statements

This release includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements give our current expectations, opinion, belief or forecasts of future events and performance. A statement identified by the use of forward-looking words including “will,” “may,” “expects,” “projects,” “anticipates,” “plans,” “believes,” “estimate,” “should,” and certain of the other foregoing statements may be deemed forward-looking statements. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including market and other conditions. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is set forth in the Company’s filings with the SEC. Investors and security holders are urged to read these documents free of charge on the SEC’s web site at http://www.sec.gov. The Company undertakes no obligation to update any such forward-looking statements after the date hereof to conform to actual results or changes in expectations, except as required by law.

For more information, please contact:

Investor Relations Team

ChowChow Cloud International Holdings Limited

Email: ir@chochowcloud.com